Mail Stop 3561

      September 22, 2005

James E. Minarik
President and Chief Executive Officer
Directed Electronics, Inc.
1 Viper Way
Vista, California 92081

	Re: 	Directed Electronics, Inc.
Registration Statement on Form S-1
      Filed August 24, 2005
		File No. 333-127823

Dear Mr. Minarik:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Prospectus Summary, page 1
2. The summary is intended to provide a brief overview of the key aspects of the offering. Your summary is too long and repeats much of the information fully discussed in your business section. Please revise to eliminate "Our Industry," "Our Competitive Strengths," and
"Our Strategy" sections since this information is more appropriately discussed in the complete business section. The summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503 (a) of Regulation S-K.
3. Please avoid reliance on defined terms like those in the second introductory paragraph to your summary. The meanings of the terms you use should be clear from context. If they are, you do not need the definitions. If they are not, you should revise to use terms that are clear. Please see Updated Staff Legal Bulletin No. 7 (June
7, 1999) sample comment 5.

Our Business, page 1
4. We note that you disclose net sales information. Please revise to omit, or balance this disclosure with net income for the past two fiscal years.
5. Please provide support for your statements of leadership. We note the following as just a few examples:

* Your statement that you are the "largest designer and marketer of consumer branded vehicle security and convenience systems in the U.S." and a "leader in the vehicle security and convenience category," pages 1 and 49;

* Your statement that you "enjoy the #1 market position in vehicle security and convenience products," pages 3 and 52; and

* Your statement that "James E. Minarik has a 25-year track record of building successful organizations in the consumer electronics industry and is widely recognized for his industry leadership . .
..,"
page 54.

Also, please provide us with the sources of the statistical and industry information upon which you rely. We note your reference to entities such as the Specialty Equipment Market Association, the Consumer Electronics Association and the FBI. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative or comparative statement. Revise throughout your prospectus as necessary. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing.
6. Please disclose how you are a "leader" or the "largest designer and marketer." For example, disclose whether you are a leader in terms of revenues, the number of customers you have, the number of products sold, or some other measure. Similarly, we note that in 2004, you sold to approximately 3,400 customers. Please tell us how you are counting these customers, and revise as appropriate. For example, tell us whether you are counting each major retailer like Best Buy once, and whether you are counting repeat customers once in calculating this total number.

Summary Consolidated Financial and Other Data, page 8
7. Please present historical and pro forma earnings per share in the table, in order to provide a more balanced depiction of the pro forma effects of the transactions. Your current disclosure of pro forma net income provides information only with respect to the increase in net income you expect on a pro forma basis. We believe you should balance this disclosure by also disclosing the related dilutive effect on earnings per share of the significant increase in the number of shares to which the income is attributable on a pro forma basis.
8. Please tell us why the As Adjusted shareholders` equity amount does not reflect the charge that will result from the termination of certain management, sale bonus, and equity gain program arrangements concurrent with this offering. Unlike your pro forma results of operations, where we would expect you to exclude such nonrecurring items, we generally expect the As Adjusted balance sheet to give effect to charges that are directly attributable to the transaction and factually supportable, even if the items are nonrecurring in nature. Please also address this comment with respect to your As Adjusted shareholders` equity disclosure in your capitalization table on page 27.

Risk Factors, page 11
9. Some of your risk factors discuss generic points that could apply
to any business similar to yours without addressing specifically what
the risks are to your business and investors.  Revise to clarify what
the risks are to your business and investors.  For instance, we note
the risk factors on page 21, "We may seek to raise additional capital
.. . ." and "We must effectively manage our growth . . . ."
10. Please revise your risk factors to eliminate language such as
"we
cannot assure you" or "we can provide no assurance."  For
instance,
we note the risk factor on page 12, "Our pricing and promotional practices . . ." and on page 21, "We can provide no assurance regarding our conclusions . . . ."  The real risk is the
circumstances you describe, not your inability to give assurances.


We rely on contract manufacturers, and their failure to maintain satisfactory delivery schedules..., page 13
11. Please revise to identify your largest supplier on whom you rely.

We can provide no assurance regarding our conclusions at December
31,
2006 with respect to the effectiveness of our internal control over financial reporting, page 21
12. Please revise to omit this risk factor and the one that follows since they are repeated on pages 14-15.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

Outlook, page 33
13. Discuss the impact of the negative covenants in your senior secured credit facility which will limits additional indebtedness, capital expenditures, mergers and consolidations, sales of assets, dividends, investments and joint ventures, as disclosed on page 85.

Results of Operations, page 35
14. We note that you state in several places that your acquisition of
Definitive Technology increased net sales. For each period, please revise to clarify how the acquisition resulted in increased sales.

Liquidity and Capital Resources, page 39
15. We note the credit facilities discussion on page 85. Please clarify here that you are subject to financial covenants and specify whether you are currently in compliance with them.

Business, page 49
16. We note that you state that 13% of recent net sales were derived from international sales. Please identify any countries in which you derived a material amount of net sales.

Sales and Marketing, page 62
17. Please describe how your sales force is compensated and describe any commissions.
Intellectual Property, page 64
18. Please specify the duration of your material trademarks, licenses, and patents.

Government Regulation, page 65
19. Please discuss the effect on your business of state laws that prohibit or restrict the running of a motor vehicle without an operator and any restrictive noise ordinances, as disclosed on pages
22-23.

Executive Compensation, page 72
20. Please revise to include compensation information for 2005.

Certain Relationships and Related Party Transactions, page 76
21. Please revise to quantify the historical amounts paid to each executive under the sale bonus agreements and associate equity gain program. Please describe how the amounts were determined and how the termination payments were determined.

Principal Stockholders, page 78
22. Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table and footnotes. See Interpretation I.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation
S-K section of March 1999 Supplement to Manual.
23. Tell us which selling stockholders, if any, are broker-dealers, and identify them as underwriters.
24. We note that in footnote 6 you identify HVB U.S. Finance, Inc. as an affiliate of a broker-dealer. For each selling stockholder that is an affiliate of a broker-dealer, disclose if true that:

* The selling stockholder purchased the shares in the ordinary course of business, and

* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute them.
Description of Capital Stock, page 80
25. Please discuss your Class A and Class B common stock and describe the terms of conversion in connection with this offering. Please also describe any warrants.
26. Please include the number of holders. Refer to Item 201(b) of Regulation S-K.

Description of Indebtedness, page 85
27. Specify the amount of debt outstanding on the credit facility. In addition, please identify the lenders. Similarly, identify the lender under the subordinated notes.
28. Please describe your convertible notes.

Underwriting, page 94
29. We note that you have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock for a duration of time after the date of the prospectus.
Please briefly identify the "certain exceptions."
30. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing.
In your discussion of the procedures, tell us how they ensure that the distribution complies with Section 5 of the Securities Act.
In
particular, address:

* the communication used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
31. Regarding the reserved share program:

* Tell us about the nature and timing of any discussions or arrangements you have had regarding the reserved shares with any parties for whom the underwriters will reserve shares.
* How will potential participants be notified of the offering?
* How did you determine the number of shares to reserve?
* Tell us the procedures that will be followed to implement the reserved share program. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public?
* Supplementally provide a copy of all written material used in connection with the reserved share program and analyze how that material is consistent with Rule 134.

Financial Statements, page F-1

General
32. Please either revise to include Schedule II or tell us why you
believe this schedule may be omitted.   We would expect your
allowance for sales returns to be reported on this schedule, if it is material. Alternatively, you may include this information in the notes to your financial statements. Refer to Rules 5-04(c) and 12-09 of Regulation S-X.

Note 1. The Company and Business Activities, page F-7
33. As a portion of your $109.4 million distribution was paid to warrant holders, it appears your outstanding warrants may be participating securities as defined in paragraph 60.a of SFAS 128. Thus, please tell us how you considered outstanding warrants that participate in dividends with common stock in calculating basic earnings per share. Refer to paragraphs 60 and 61 of SFAS 128, as applicable.


Note 3. Summary of Significant Accounting Policies, page F-11 Revenue Recognition, page F-12
34. Based on your disclosures in the second paragraph under this subheading, it appears that the terms of your sales arrangements with resellers may provide resellers the right to return unsold
products
to you. Please revise your disclosures to clarify the nature and extent of these types of return arrangements with your customers. Also ensure your disclosure is clear in terms of why revenue recognition is appropriate upon delivery to the reseller, rather than upon sell-through to third parties, in cases where you allow resellers to return unsold products to you. Refer to Question 2 of
SAB Topic 13:A and paragraph 6 of SFAS 48 for guidance.
Business Segment Disclosures, page F-16
35. Please tell us in detail how you determined that you have only one SFAS 131 reportable segment. In this regard, based on your disclosures under the Business section and in MD&A, it appears to us that each of your five main product lines, security and
convenience,
home audio, car audio, mobile video, and satellite radio may represent separate operating segments, as that term is discussed in paragraphs 10-15 of SFAS 131. In particular, it appears that you manage your business along these product lines and that you track and manage your operating results on this same basis. If you have determined otherwise, please advise us as to how you made this determination and tell us your basis for aggregating the operating segments. Your response should address how the various operating segments meet each of the aggregation criteria included in paragraph
17 of SFAS 131, including the similarity of economic
characteristics.
As far as demonstrating the similarity of economic
characteristics,
it would be helpful if you could provide us revenue and gross profit
for each operating segment for each of the last five years.
Finally,
please address in your response why you believe your presentation of
only one reportable segment is consistent with the objectives of
SFAS
131, as set forth in paragraph 3 of SFAS 131. Notwithstanding the preceding, provide the footnote disclosures required by paragraph 26 of SFAS 131.
36. To the extent you continue to report anything less than five separate reportable segments for security and convenience, home audio, car audio, mobile video, and satellite radio, please revise your product group disclosures to report the revenues for each of these five product areas. We do not believe it is sufficient to disclose only the revenues from satellite radio products and all other products in the aggregate. Refer to paragraph 37 of SFAS 131.



Note 5.  Acquisition of Definitive Technology, L.L.P., page F-19
37. Please revise your disclosure to clarify whether the $2.7 million in acquisition related costs represent direct costs of the business combination. If so, please advise us as to why these costs were not considered as part of the cost of the entity acquired. Refer for guidance to paragraph 24 of SFAS 141.

Note 11. Notes Payable, page F-22
38. With respect to the senior subordinated notes issued with detachable warrants, please tell us in detail how you determined the relative fair values of the debt and detachable warrants pursuant to
APB 14. Ensure you include in your response all of the relevant assumptions that were used in assessing the fair value of the warrants, including the issuance date fair value of the underlying common stock and how this underlying fair value was determined.

Note 12. Notes Payable to Shareholders, page F-25
39. Please tell us how you accounted for the conversion features present in your notes payable to shareholders at issuance. In doing so, provide the fair value per share of common stock upon debt issuance and also tell us how you determined the fair value per share. Additionally, since it appears that accrued and unpaid interest on the notes was also convertible into common stock, please tell us how you considered and applied Issue 10 of EITF 00-27 in
accounting for the convertible instruments.   Refer to EITFs 98-5
and
00-27, as applicable.
40. Please reconcile your discussion included in note 12 with respect to the conversion of debt to equity, including the conversion rate, debt amounts, and shares issued, to your discussion of such conversion in Item 15. These discussions currently appear inconsistent.

Note 13. Shareholders` Equity, page F-25
41. Please tell us separately for your Class A common stock and convertible promissory notes, which are both subject to repurchase rights, how you accounted for these transactions at issuance and since issuance, and how you will account for them once the repurchase rights lapse upon the initial public offering (IPO) of your common stock. In doing so, specifically tell us how you will measure the amount of compensation expense. Further, tell us the specific basis in GAAP for your accounting at each point in time. Also tell us the exact terms of the stock and convertible notes subject to repurchase, including the purchase price paid for the stock on the various issuance dates, the conversion price of the notes, and the repurchase price of the stock and convertible notes. Tell us whether the repurchase rights lapse only upon IPO, or whether other events, such as lapse of time, would also cause the repurchase rights to lapse.

Note 6. Licensing Agreements, page F-20
42. Please tell us in greater detail the nature of the licensed technology and the terms of the licensing agreement.
Additionally,
tell us your basis for the timing and classification of the income related to this transaction, including the authoritative accounting literature you relied on. With respect to the classification of the income as revenues, we are particularly interested to understand how you determined that this transaction relates to your ongoing major or central operations, as contemplated in paragraphs 78-79 of FASB Concepts Statement 6.

Definitive Technology, L.L.P. Financial Statements

Report of Independent Auditors, page F-29
43. Please tell us why the auditors` report is signed in Ottawa, Canada when the company is domiciled in and conducts its principal operations in the United States.

Unaudited Pro Forma Financial Data, page P-1
44. Please provide a pro forma statement of income for the period from January 1, 2005 to the most recent interim date for which a balance sheet is required. The pro forma financial information for the interim period should be presented as if each of the transactions to which you give pro forma effect occurred on January 1, 2004. While we understand that both the June 2004 recapitalization and the
September 2004 Definitive Technology, L.L.P. acquisition are already reflected in the historical income statement for the entire interim period, we still believe the pro forma statement of operations is required for the interim period in order to give effect to the offering adjustments. Please similarly update your Summary Consolidated Financial and Other Data. Refer to Rule 11-02(c)(2)(i)
of Regulation S-X.

45. You disclose that you expect to incur a non-recurring charge of
$2 million, net of tax, related to the prepayment premium and to write-off deferred financing costs in connection with your prepayment of the subordinated notes. This disclosure appears to be inconsistent with your disclosure at the top of page 34 which indicates that you expect to incur a $3.2 million charge, net of tax, related to the prepayment premium and write-off of deferred
financing
costs.  Please revise or otherwise advise.
46. Please revise your pro forma statements of operations to give effect to conforming changes in accounting principles associated with your acquisition of Definitive Technology, L.L.P., as pro forma information is expected to reflect the consistent application of newly adopted accounting principles to all periods presented. We note, for example, that you may have had to conform your method of depreciating fixed assets.
Note (a), page P-2
47. Please disclose how you determined the interest rates used in computing pro forma interest expense related to your variable rate debt. If the interest rates do not reflect current interest rates, please tell us in detail why you believe the interest rates you use
are more appropriate in the circumstances.  Also, if you continue to
use rates other than the current interest rate, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the
introduction
to the pro forma financial statements.    Please also address this
comment as it relates to your computation of pro forma interest expense in note (e), related to the additional variable rate debt incurred in connection with your acquisition of Definitive Technology, L.L.P.
Note (b), page P-2
48. Please expand your disclosure to show how this pro forma adjustment is computed. Also tell us why you have not included a related pro forma adjustment to remove the amortization of debt issue costs related to the old debt.

Note (i), page P-3
49. Please revise to separately disclose the amount of the adjustment related to interest expense and the amount of the adjustment related to amortization of deferred financing costs.



Note (k), page P-3
50. Please also disclose the effect on pro forma net income of a 1/8%
variance in interest rates on your variable rate debt.

Exhibits
51. Please file all required exhibits with enough time for us to review them before requesting effectiveness. Further, please file all material contracts as exhibits. For instance, we note the exclusive supply relationship with Circuit City as discussed on page 33.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sarah Goldberg at (202) 551-3340 or Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Howard
Baik at (202) 551-3317, Peggy Kim, Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3750 with any other questions.

      							Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Bruce E. Macdonough, Esq.
	Brian H. Blaney, Esq.
	Greenberg Traurig, LLP
	Fax:  (602) 445-8100



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James E. Minarik
Directed Electronics, Inc.
September 22, 2005
Page 1